UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, reports changes in the management of its controlled subsidiary, AgPlenus Ltd.:

Mr. Douglas A. Eisner has been appointed Chief Executive Officer of AgPlenus Ltd., Evogene’s controlled subsidiary in the area of ag-chemicals.  Mr. Eisner brings over 20 years of versatile business and legal experience. Mr. Eisner previously held various senior leadership roles, including Chief Executive Officer at AgroSpheres, Inc., a crop protection company, from 2018 to 2020, and co-founder and Chief Operating Officer of GrassRoots Biotechnology, Inc., an agricultural biotechnology company, from 2007 to 2013. In these positions Mr. Eisner led successful fundraising rounds and a company acquisition.  Mr. Eisner began his career as an attorney, first as prosecutor and then as a commercial litigator. Mr. Eisner holds an MBA from Duke’s Fuqua School of Business and a JD from Boston University School of Law.  Mr. Eisner is located in Durham, North Carolina, USA.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-240249) and on Form S-8 (File No. 333-193788, 333-201443 and 333-203856) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2020	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer